21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, Guangdong, People's Republic of China 518040 Tel.: (+86) 755 -8370-8333 Fax: (+86) 755-8370-9333

August 12, 2009

By EDGAR Transmission and by Hand Delivery

Mark P. Shuman
Legal Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Re:

China Information Security Technology, Inc.
Registration Statement on Form S-3
Filed May 21, 2009
File No. 333-159375

Form 10-K for the fiscal year ended December 31, 2008
Filed March 16, 2009
Form 10-Q for the quarterly period ended March 31, 2009
Filed May 11, 2009
File No. 001-34076

Dear Mr. Shuman:

     On behalf of China Information Security Technology, Inc. (“CIST,” “we,” or “our”), we hereby submit the enclosed Amendment (“Amendment”) to our Registration Statement on Form S-3 (the “Registration Statement”), in response to the comments of the staff (the Staff) of the Securities and Exchange Commission (the “Commission”) received on June 19, 2009 and on July 2, 2009, with respect to the Registration Statement.

A.	June 19, 2009 Comments (General) Form S-3

General

1.

Please advise us of the basis upon which you believe you are eligible to register this transaction on Form S-3. If you are relying on General Instruction I.B.1 to the Form S-3 as the transaction requirement applicable to your filing, in your response letter please provide your computation that demonstrates that you have satisfied the required aggregate market public float. In that response, please ensure that you identify the affiliates whose shares are excluded from the float computation, as well as the ownership of each such affiliate.

Mark P. Shuman
Division of Corporation Finance

August 12, 2009

Response: We believe that we are eligible to register this transaction on Form S-3, pursuant to General Instruction 1.B.1 to Form S-3. We have revised our disclosure on the cover page to the prospectus which is a part of the Amendment, to clarify that the aggregate market value of our outstanding common stock held by non-affiliates is $78,495,309 based on 48,797,211 shares of outstanding common stock, of which 21,624,052 are held by non-affiliates, and a per share price of $3.63 based on the closing sale price of our common stock on August 10, 2009. Shares held by the affilates set forth in the table below were excluded from the float computation. Ownership information regarding such affiliates is provided in the table below or by footnote thereto.

Name & Address of	Office, If Any	Amount and Nature of	Percent of
Beneficial Owner		Beneficial Ownership(1)	Class(2)
Jiang Huai Lin	President, CEO and	21,750,080 (3)	44.57%
	Chairman
Zhi Xiong Huang	Chief Technology Officer	20,000	*
Yifu Liu	Chief Operating Officer	15,000	*
Zhiqiang Zhao	Director and Chief	15,000	*
	Administrative Officer
Barry M. Kitt		5,373,079 (4)	11.01%
4965 Preston Park Blvd.
Suite 240
Plano, TX 75093

*Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct or indirect ownership of and sole voting power and investment power with respect to the shares of our common stock.

(2) As of August 10, 2009, a total of 48, 797,211 shares of our common stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1). For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(3) Includes 2,600,000 shares of our common stock held by Mr. Lin indirectly through Total Devices Management , Ltd., an entity that is wholly-owned by Mr. Lin.

(4) Includes 2,686,539 shares of our common stock held by Pinnacle China Fund, L.P. and 2,686,540 shares of our common stock held by The Pinnacle Fund, L.P. Barry M. Kitt exercises investment discretion and control over these shares and may be deemed to be the beneficial owner thereof. Mr. Kitt disclaims beneficial ownership of the shares of common stock reported herein to the extent of his direct or indirect pecuniary interest therein.

2.

Please be advised that the staff in the Division of Corporation Finance is currently conducting a review of the financial statements and related matters in the periodic filings referenced above. Comments concerning these matters will be provided promptly in a separate letter.

Response: We acknowledge this comment and we have provided in Part B below our responses to the Staff comments received on July 2, 2009.

3.

Please note that any comments pertaining to the Form 10-K for the fiscal year ended December 31, 2008 and the Form 10-Q for the quarterly period ended March 31, 2009 must be resolved before we are able to complete our review of the above cited registration statement.

Response: We acknowledge this comment and will endeavor to resolve any additional comments pertaining to the Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”) and the Form 10-Q for the quarterly period ended March 31, 2009 (the “Form 10-Q”) as promptly as possible to enable the Staff to complete its review of the Registration Statement.

Description of Warrants, page 10

4.	Please tell us whether any of the outstanding warrants have the same material terms as the warrants that are being registered in this registration statement.

Response: We have updated our disclosure in the Amendment to reflect that the warrants that are being registered in the registration statement may not have the same material terms as the Company's outstanding warrants.

Conversion or Exchange Rights, page 13

5.

You state that debt securities “may be convertible into or exchangeable for other securities, including, for example, shares of [y]our equity securities.” Please note that the debt securities may not be convertible into or exchangeable for “other securities” that have not been registered under this registration statement unless the debt securities are convertible into such other securities that are not legally exercisable immediately or within one year of the date of sale of the debt security. Please confirm that all of the underlying classes of securities to which the debt securities relate are identified and described in the registration statement.

Mark P. Shuman
Division of Corporation Finance

August 12, 2009

Response: We acknowledge that the debt securities may not be convertible into or exchangeable for “other securities” that have not been registered under this registration statement unless the debt securities are convertible into such other securities that are not legally exercisable immediately or within one year of the date of sale of the debt security. We have updated our disclosure in the Amendment to specifically state that the debt securities will only be convertible into shares of our common stock or other securities that are covered by the Registration Statement.

Incorporation by Reference, page 22

6.

We note that you are registering shares of common stock in this registration statement which are currently registered under Section 12 of the Exchange Act. Please incorporate by reference the description of the class of securities contained in this registration statement filed under the Exchange Act pursuant to Item 12(a)(3) of the Form S-3. Refer to Question 123-07 of the Securities Act Forms Compliance and Disclosure Interpretations available on the SEC website at http://www.sec gov/divisions/corpfin/guidance/safintern.htm.

Response: We have revised our disclosure in the Amendment to incorporate by reference the description of our common stock set forth in our registration statement on Form 8-A, filed on March 28, 2008 pursuant to Section 12(g) of the Securities Exchange Act, including any amendment or report updating such description, pursuant to Item 12(a)(3) of the Form S-3.

Item 17. Undertakings, page II-2

7.

We note that the undertaking in Item 512(j) of Regulation S-K may be required as it appears that you intend to rely on Section 305(b)(2) of the Trust Indenture Act of 1939 for determining the eligibility of the trustee. Please advise.

Response: We have revised our disclosure in the Amendment to include the undertaking to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of section 310 of the Trust Indenture Act (the “Act”) in accordance with the rules and regulations prescribed by the Commission under section 305(b)2 of the Act.

Exhibit 5.1, Opinion of Holland & Hart LLP

8.

Please confirm your understanding that the company will need to file an amended legal opinion as an exhibit for each takedown of the unallocated shelf offering pursuant to Rule 462(d) of the Securities Act, which provides for the immediate effectiveness of a post-effective amendment filed solely to add exhibits to a registration statement.

Response: We confirm our understanding that we will need to file an amended legal opinion as an exhibit for each takedown of the unallocated shelf offering pursuant to Rule 462(d) of the Securities Act of 1933, as amended, which provides for the immediate effectiveness of a post-effective amendment filed solely to add exhibits to a registration statement.

Mark P. Shuman
Division of Corporation Finance

August 12, 2009

Form 10-K for the fiscal year ended December 31, 2008

Item 1. Description of Business

Our Major Customers, page 16

9.

We note that the disclosure of your major customers is presented using financial measures that are not in accordance with GAAP. Please explain to us why you believe that this presentation is consistent with the disclosure requirements of Item 10 of Regulation S-K. For example, the presentation of this non-GAAP data is either provided to the exclusion of GAAP data, or more prominently than the corresponding GAAP data. It appears that you should revise your tabular presentation of your major customers on page 16, your risk factor regarding the limited number of customers on page 20, and disclosure elsewhere in the filing that discloses information regarding your customers using non-GAAP measures.

Response: The financial data under the "Our Major Customers" heading in the Form 10-K, incorporated only iASPEC data after July 1, 2007, the effective date of the MSA. We have revised the presentation of our major customers by amendment to the Form 10-K (the "Form 10-K/A") as follows:

Our VIE, iASPEC serves 87 customers located in Guangdong, Sichuan, Xinjiang and Hainan Provinces in China. iASPEC has begun to explore markets outside these provinces in China. Our largest and second client, Shenzhen Municipal Government and Huipu Electronic (Shenzhen) Limited, both accounted for 13%, respectively, of our sales in 2008, and our five largest customers accounted for 43% of our revenue in 2008. The following table provides information on our major customers in 2008 and 2007, including revenues generated by us through iASPEC during the period from July 1, 2007 to December 31, 2007.

Year 2008
Name	Revenues	Percentage of
	(in thousands	Total Sales
	of US dollars)
Shenzhen Municipal Government	$10,871	13%
Huipu Electronic (Shenzhen) Limited	10,663	13%
Shenzhen Dingzhi Information Technology Limited	5,453	6%
Hainan Xin Kerui Software Engineering Limited	5,410	6%
Shenzhen Ai Kemu Computer Technology Limited	4,112	5%
TOTAL	$36,509	43%

Year 2007
Name	Revenues	Percentage of
	(in thousands	Total Sales
	of US dollars)
Shenzhen General Station of Exit and Entry Frontier Inspection of P.R.C.	$7,756	26%
Shenzhen City Police Department	6,498	21%
Shantou City Police Department	2,171	7%
Shenzhen City Futian District Information Center	834	3%
Guangzhou Jieqing Computer Co., Ltd.	739	2%
TOTAL	$17,998	59%

Item 1A. Risk Factors

The exercise of our option to purchase part or all of the equity interests in or assets of iASPEC under the Option Agreement... page 24

10.

We note that your local PRC counsel has advised you that in their opinion “Shenzhen and other local counterparts of MOFCOM hold the view that [exercising the Option Agreement with iASPEC] would not require their approval.” Please name your local counsel in the filing and file a copy of the opinion as an exhibit to the registration statement. In addition, please file local counsel's consent to the reference to their firm and the summary of their opinion as an exhibit to this registration statement pursuant to Rule 436 of Regulation C.

Response: On October 24, 2007, the Zhong Lun Law Firm, our local PRC counsel, opined on the validity of the Management Services Agreement, effective as of July 1, 2007, among our subsidiary, IST, iASPEC and iASPEC's shareholders, which contemplates the Option Agreement. We have revised our disclosure in the Form 10-K/A to include the name of the Zhong Lun Law Firm, and we have attached as exhibits to the Amendment, their consent to the reference of their firm in the 10-K/A and a copy of their legal opinion.

Mark P. Shuman
Division of Corporation Finance

August 12, 2009

Item 5. Market for Common Equity, Related Stockholder Matters, page 30

11.

We note that you have provided the range of high and low closing bid prices of your common stock that is traded on the Nasdaq Global Select Market. Item 201(a)(1)(ii) of Regulation S-K requires that if the principal U.S. market is an exchange, you must state the high and low sales prices for the common stock within the two most recent fiscal years and any subsequent interim period. Please advise.

Response: Other than with respect to the low sales price for the period from January 1, 2009 through March 3, 2009, which should be $2.00, the table included in the Form 10-K presented the high and low sales prices for our common stock within the two most recent fiscal years and the subsequent interim period. We have corrected our disclosure in the Form 10-K/A to reflect that the information presented is the high and low sales prices for our common stock for the periods indicated.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Results of Operations

12.

We note that you compare the 2008 GAAP measures with the 2007 non-GAAP measures in the Results of Operations narrative. Please revise your disclosure to comply with the guidance in Item 10(e)(1)(i)(A) and Item 303 of Regulation S-K to discuss the changes between periods using your GAAP amounts. Ensure that you present the most directly comparable financial measures calculated and presented in accordance with GAAP with equal or greater prominence as your non-GAAP measures. Refer to the Staff's “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures,” issued June 13, 2003.

Response: Please see our response to Comment No. 9 above. The results of operations narrative for fiscal years 2007 and 2008 are all made on a GAAP basis. However, we had disclosed the non-GAAP results of iASPEC in the tabular data because iASPEC became our VIE only after July, 2007. We have revised the tabular data under the “Results of Operations” heading in the Form 10-K/A to reflect only GAAP amounts.

13.

We note instances where two or more sources of a material change have been identified, but the quantification of the amount that each source contributed to the change is not disclosed. As an example, on page 36, you state that the “increase in [y]our revenue was mainly due to [y]our expansion in the market, the development of [y]our new product lines and [y]our procurement of several large-scale system integration projects in 2008.” As another example, you state that the 3.7% decrease in gross profit percentage was mainly due to significantly higher costs for procured hardware and other subcontracting costs as well as the increasing proportion of hardware sales with higher costs. Tell us your consideration of quantifying each source that contributed to a material change pursuant to the requirements of the related interpretive guidance in Section III.D of SEC Release 33-6835 Interpretation: Management's Discussion and Analysis of Financial Condition and Results of Operations when preparing your MD&A discussion.

Mark P. Shuman
Division of Corporation Finance

August 12, 2009

Response: We have revised our narrative disclosures under the “Results of Operations” heading in the Form 10-K/A to quantify each source of contribution to a material change as follows:

Revenues:

Our revenue is generated from our integrated hardware and software products and through the related after-sales services. In 2008 we experienced solid growth in revenues. Revenue for the year ended December 31, 2008 increased $47.8 million, or 127%, to $85.3 million, as compared to $37.5 million for 2007. The increase in our revenue was mainly due to the addition of new product lines, our procurement of several large-scale system integration projects in 2008 and our expansion into new territory.

In 2008, we completed the acquisition of our operating subsidiaries, Bocom, Geo and Zhongtian. Our consolidation of the revenues of these three companies in our 2008 financial statements, resulted in a $12 million increase of our revenues for the period. The consolidation of Bocom accounted for $7.3 million, Geo accounted for $4.4 million and Zhongtian accounted for 0.5 million of this increase. The acquisitions also enriched our products and services offering to our customers.

Our increase in revenues during the 2008 period was also attributable to the Company's win of 235 new system integration or software development contracts that contributed approximately $69 million to the Company's 2008 revenues. Of these contracts, 118 integration/software development contracts contributed $35 million in sales, 75 software development contracts contributed $10 million in sales, and 42 new software development contracts contributed approximately $24 million in sales. The completion of existing contracts also contributed about $ 5.4 million in sales to the Company.

Some of our new contract wins also signaled our expansion into new territories. Of these 235 new contracts, 15 contracts were won from provinces outside of our usual market in Guangdong Province, including Beijing, Hainan, Tianjin, Liaoning, Guangxi, Xinjiang and Xi'an. These contracts, in the aggregate, contributed approximately $16.5 million to our revenues.

Gross Profit:

Gross profit as a percentage of revenue was 45.8% for the year ended December 31, 2008, a decrease of 3.7%, from 50.2% in 2007.

The decrease in our gross profit ratio is the combined effects of an increase in the gross profit ratio of our software sales by 1%, an increase in the gross profit ratio of our system integration sales by 3%, net a decrease in the gross profit ratio of our products sales by 10% as shown in the following table:

Mark P. Shuman
Division of Corporation Finance

August 12, 2009

		2008			2007
	Revenue	Cost	GP%	Revenue	Cost	GP%
Products	26,822,325	25,049,072	7%	2,007,800	1,669,410	17%
Software	34,958,401	5,628,436	84%	13,131,578	2,233,493	83%
System integration	19,328,312	12,196,185	37%	22,366,028	14,773,628	34%
Others	4,192,146	3,348,627	20%	9,017	-	100%
Subtotal	85,301,184	46,222,320	46%	37,514,423	18,676,531	50%

The increase of gross profit, or GP, ratio of software sales results from the management's cost control procedures and procedures to enhance efficiency. Management has taken a series of measures to reduce the software development cost, such as, reducing purchase of out-sourced services and enhancing reliance on the work by Company's own technicians. The increase of GP ratio of system integration is mainly due to the fact that management has endeavored to increase the proportion, or increase the sales price, of the software-development components in our integration contracts, as software-development incurred less cost usually. The decrease of GP ratio of Products Sales is mainly due to the increase of purchase price of the manufacturing material.

Item. 9A. Controls and Procedures

Changes in Internal Controls over Financial Reporting, page 45

14.

You describe plans to remediate identified material weaknesses. Please tell us the estimated material costs of the remediation. Also, disclose the planned time frame for addressing the material weaknesses.

Response: We have revised our disclosure in Item 9A of the Form 10-K/A to reflect that we do not believe that the costs of remediation for the above material weaknesses will have a material effect on the our financial position, cash flows, or results of operations and that we expect to implement these corrective measures by the end of fiscal year 2009.

Item 12. Security Ownership of Certain Beneficial Owners and Management, page 53

15.

Please revise to identify the natural person or persons who exercise the sole or shared voting and dispositive powers with respect to the shares held of record by each of Pinnacle China Fund, L.P., and The Pinnacle Fund L.P.

Response: We previously disclosed in footnote 4 to the beneficial ownership table in the Form 10-K, that the shares attributed to Barry M. Kitt includes the 3,420,479 shares of our common stock held by Pinnacle China Fund, L.P. and the 3,420,479 shares of our common stock held by The Pinnacle Fund, L.P., and that Barry M. Kitt exercises investment discretion and control over these shares and may be deemed to be the beneficial owner thereof. We have clarified our disclosure in the Form 10-K/A to more clearly link footnote 4 to information provided for The Pinnacle Fund, L.P. and Pinnacle China Fund, L.P.

Mark P. Shuman
Division of Corporation Finance

August 12, 2009

Exhibits

16.

We note that you have significant customers from which you derive revenue of over 10% and significant suppliers which accounted for more than 10% of total inventory purchases in 2008. It appears that you may be substantially dependent upon these customers or suppliers and any agreements would be required to be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. Please provide us with an analysis as to why you have determined that your agreements, if any, with the following customers or suppliers do not need to be filed.

  Shenzhen Municipal Government and Huipu Electronic (Shenzhen) Limited, which each accounted for 13% of your sales in 2008.

  Two suppliers which accounted for 19.2% and 11.6% of total inventory purchases in 2008.

Response: We note your comment and we have attached English translations of the following customer and supplier agreements as Exhibits 10.25, 10.26 and 10.27 to the Form 10-K/A, subject to a request for confidential treatment filed with the Commission on August 12, 2009:

1.	Purchase Contract between iASPEC Software Co., Ltd. and Huipu Electronic (Shenzhen) Co., Ltd., dated September 15, 2008.

2.	Purchase Contract between Dell (China) Company Limited and Information Security Software Company Ltd., dated January 1, 2008.

3.	General Purchase Contract between Huipu Electronics (Shenzhen) Co., Ltd. and iASPEC Software Co., Ltd., dated August 26, 2008.

4.	Sales Contract for Digital Court Storage System between the Shenzhen Intermediate People's Court and iASPEC Software Co., Ltd., dated April 3, 2008.

The filed agreements did not include the information for which confidential treatment is being requested.

17.

We note that you incorporated by reference the form of the company's Employment Agreement as an exhibit. It appears that the employment agreements contains terms that could differ materially. In accordance with instruction 2 to Item 601 of Regulation S-K, please file a schedule identifying the documents omitted and setting forth the material details in which such documents differ from the filed document. Alternatively, please file the employment agreement with each of your named executive officers.

Response: We had previously disclosed the material terms of our written employment agreements, if any, with our named executive officers. We have attached as exhibits 10.29 through 10.33 to the Form 10-K/A, our employment agreements with the following officers.

Mark P. Shuman
Division of Corporation Finance

August 12, 2009

Executive Officer	Title(s)
Jiang Huai Lin	President, Chief Executive Officer, and Chairman of the Board
Wendy Wang	Chief Financial Officer
Zhi Xiong Huang	Chief Technology Officer
Yifu Liu	Chief Operating Officer
Zhiqiang Zhao	Director and Chief Administrative Officer

Certifications, Exhibits 31.1 and 31.2

18.

We note that the certifications by your Chief Executive Officer and Chief Financial Officer in the Form 10-K and Form 10-Q for the quarterly period ended March 31, 2009 are not set forth exactly as they appear in Item 601(b)(31)(i) of Regulation S-K. Please file revised certifications for both reports that include paragraph 3 of Item 601(b)(31)(i) of Regulation S-K regarding your financial statements. Please also revise the certifications so as not to include the certifying individual's title at the beginning of the certification.

Response: The Form 10-K/A and the Form10Q/A when filed will include certifications at Exhibit 31.1 and 31.2 that are consistent with this comment.

B.	July 2, 2009 Comments (Accounting)

Form 10-K for the Fiscal Year Ended December 31 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Fiscal Year 2008 Financial Performance Highlights, page 32

1.

Please tell us how you considered Item 10(e) of Regulation S-K as well as Question 8 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures with respect to your presentation of net income without stock-based compensation on page 33.

Response: Please note our response to Part A, Comment #9 above. We have revised our disclosures under the heading “Management's Discussion and Analysis of Financial Condition and Results of Operations” in the Form 10-K/A to reflect only GAAP data.

Mark P. Shuman
Division of Corporation Finance

August 12, 2009

2.

As a related matter, we note that you also present non-GAAP earnings per share measures that exclude stock-based compensation. Note that ASR 142 states that per share data other than that related to net income, net assets and dividends should be avoided in reporting financial results. Although Item 10(e) of Regulation S-K does not include a prohibition on the use of per share non-GAAP financial measures, ASR 142 requires that the disclosure that explains how these measures are used by management and in what way they provide meaningful information to investors (as the per share measure would not depict the amount that accrues directly to shareholders' benefit) is critical. Please confirm that you will exclude the disclosure of non-GAAP earnings per share measures from future filings or tell us how you considered ASR 142 as well as Question 11 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Response: We have revised our earnings per share disclosures in the Form 10-K/A to include stock-based compensation so that it is no longer a non-GAAP measure.

Results of Operations, page 35

3.

We believe the columnar format of the non-GAAP financial data for the year ended December 31, 2007 may create the unwarranted impression to investors that this non-GAAP statement of operations has been prepared under another comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure.” Please remove this presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10(e)(1)(i) of Regulation S-K.

Response: We have revised our disclosures under the “Results of Operations” heading in the Form 10-K/A to remove the non-GAAP financial data.

4.

As a related matter, please describe for us more fully the purpose of the “reallocation of related party revenue” adjustments, how the adjustments were determined, and how you considered presenting pro forma financial information that incorporates these adjustments with a pro forma MD&A discussion that supplements the discussion of your historical financial statements we requested in comment 12 of our letter dated June 19, 2009. As part of your response, tell us why you believe a presentation of pro forma financial information with corresponding MD&A discussion would be useful and any potential risks associated with such a presentation and discussion.

Response: In connection with our response to Part B, Comment 3 above, we have revised our disclosures in the Form 10-K/A to remove the “reallocation of related party revenue” adjustments referenced in the Form 10-K.

Mark P. Shuman
Division of Corporation Finance

August 12, 2009

Liquidity and Capital Resources

Operating Activities, page 38

5.

We note your disclosure that the increase in cash was due primarily to an increase in accounts receivable and accounts payable. Please explain to us how an increase in accounts receivable results in an increase in cash. In addition, in light of the significance of your unbilled accounts receivable, please explain how you considered providing additional discussion regarding the impact of unbilled accounts receivable on your liquidity and operating cash flows. See Section IV(B)(1) of SEC Release 33- 8350.

Response: We note your comment and we have revised our disclosure in the Form 10- K/A to include the following language:

Cash provided by operating activities increased $2.9 million, 183%, from $1.6 million in 2007 to $4.5 million in 2008. This increase was primarily the result of increased cash receipts from customers in 2008, which was driven by a $55 million, or 181%, increase in revenue. The increase was partially offset by an increase in accounts receivable and an increase in cash payments for purchases and operating expenses.

Accounts receivable of $30.3 million as of December 31, 2008 include $25.72 of unbilled amounts, which consist of estimated future billings for work performed but not yet invoiced to customers. Unbilled amounts are usually expected to be billed within three months, and unbilled accounts receivable has the same impact on our liquidity and operating cash flows as normal accounts receivable.

6.

Additionally, please explain to us why you included disclosure of what appear to be investing cash flows, such as funds for the acquisition of Geo and the acquisition of Kwong Tai and its wholly-owned subsidiary, Zhongtian, in your discussion of cash flows related to operating activities.

Response: This language was inadvertently included under operating activity instead of under investing activity. The Form 10-K/A disclosure has been revised so that it now includes this disclosure in the discussion of cash flow related to investing activities.

Item 8. Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 3. Variable Interest Entity, page F-16

7.

We note that the company determined it was the primary beneficiary of iASPEC Software Co, Ltd (“iASPEC”) and therefore consolidated the variable interest entity (“VIE”) effective July 1, 2007. Please provide us with your comprehensive analysis describing how you determined that you were not the primary beneficiary of the VIE prior to July 1, 2007. Please refer to FIN 46R and include the following in your analysis:

Mark P. Shuman
Division of Corporation Finance

August 12, 2009

  the business purpose and design of iASPEC;

  the nature of the variable interests;

  the terms of the “Turnkey Agreement” between Information Security Technology (“IST”) and iASPEC providing for the distribution of revenues, including how revenues are defined;

  clarify how revenues earned but not collected from customers, such as uncollectible receivables, was distributed among the parties;

  explain how the expenses related to iASPEC were paid since 100% or 90% of revenues received from the contracts were returned to IST;

  explain how you accounted for the $180,000 annual fee that IST paid to iASPEC and describe the purpose of the annual fee;

  the identified decision maker for iASPEC and the fees paid to the decision maker;

  the nature and amount of the company's investments at risk in iASPEC;

  whether there is sufficient investment at risk to permit iASPEC to finance its activities without additional financial support;

  the distribution of voting rights and control among the parties involved;

  the economic risks and rewards of the parties involved;

  how you considered related parties;

  whether there are any parties acting as de facto agents or de facto principals;

  the party most closely associated with iASPEC; and

  the party that was the primary beneficiary of iASPEC.

Response: iASPEC was incorporated in the PRC in 1993. iASPEC's revenues are derived from the sale of Public Geographic Information Systems (“PGIS”) and Civil Geographic Information Systems (“CGIS” or “GIS”) systems to government and private customers in the PRC. In October 2007, when the Turnkey Agreement was executed, it was management's goal that iASPEC's business operations would ultimately be merged with the Company's. However, PRC rules and regulations regarding foreign ownership of, or investment in, certain types of PRC entities precluded the Company from acquiring a direct interest in iASPEC, primarily because of the special governmental permits and licenses held by iASPEC. These permits allow iASPEC to be involved in sensitive and confidential local and national security related projects. The sensitivity of this security related information and the critical importance thereof to iASPEC's government customers, required careful consideration of how best to accomplish the ultimate goal. The Turnkey Agreement allowed both parties an opportunity to develop their business relationship, as well as an opportunity to resolve various legal, regulatory, procedural and operating issues related to the business agreement. The structure of the Turnkey Agreement as a subcontracting arrangement under which iASPEC exclusively engaged the Company's wholly-owned subsidiary, Information Security Technology (“IST”) as its subcontractor to provide iASPEC with outsourcing services, was designed to minimize the impact on iASPEC's business, specifically the impact on its business relationships with its customers, while also recognizing the fact that iASPEC continued to retain absolute control over the relevant permits and licenses.

Mark P. Shuman
Division of Corporation Finance

August 12, 2009

The Turnkey Agreement did not impose any obligation on the Company to fund working capital or to provide financing to iASPEC, nor was the Company required to make a capital contribution to iASPEC. In addition, the Company had no obligation to fund iASPEC's losses under the Turnkey Agreement and neither the Company nor its representatives became members of iASPEC's Board as a result therof.

Conversely under the Management Services Agreement ("MSA") executed effective July 1, 2007, the Company is permitted to utilize the business licenses, contacts, permits and other resources of iASPEC in order for the Company to be able to expand its operations and business model, IST has the right to designate two Chinese citizens to serve as senior managers of iASPEC, to serve as a majority on iASPEC's Board of Directors, and to assist in managing the business and operations of iASPEC and IST reimburses iASPEC for all net losses incurred by iASPEC, as such terms are defined in the MSA. Together with an Option Agreement which allows the shareholders of iASPEC an opportunity to monetize a portion of their investment through the Company's $1.8 million purchase option, the Company obtained with effective control over all of iASPEC's operations

The Company's consideration of FIN 46(R) included consideration of the scope exceptions outlined in paragraph 4(h) of FIN 46R, which states:

An entity that is deemed to be a business under the definition in FASB Statement No. 141 (revised 2007), Business Combinations, need not be evaluated by a reporting enterprise to determine if the entity is a variable interest entity under the requirements of this Interpretation unless one or more of the following conditions exist (however, for entities that are excluded by this provision of this Interpretation, other generally accepted accounting principles should be applied):

(1) The reporting enterprise, its related parties, or both participated significantly in the design or redesign of the entity. However, this condition does not apply if the entity is an operating joint venture under joint control of the reporting enterprise and one or more independent parties or a franchisee.

(2) The entity is designed so that substantially all of its activities either involve or are conducted on behalf of the reporting enterprise and its related parties.

(3) The reporting enterprise and its related parties provide more than half of the total of the equity, subordinated debt, and other forms of subordinated financial support to the entity based on an analysis of the fair values of the interests in the entity.

(4) The activities of the entity are primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements

As applied to the Turnkey Agreement with iASPEC:

(1)

Neither the Company nor IST participated in the design of iASPEC, as iASPEC was in existence before the Turnkey Agreement was executed. Prior to and at the time of Mr. Lin's acquisition of his 60% interest in iASPEC, iASPEC was a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to its investors. iASPEC reported net income of $1.8 million and $4.1 million for the year ended December 31, 2005 and the period from January 1, 2006 to October 8, 2006, respectively, and at December 31, 2005 and October 8, 2006 had stockholders' equity of $5.1 million and $9.5 million, respectively. Additionally, IST did not participate significantly in the ongoing cash management, fraud control and similar functions of iASPEC.

(2)

iASPEC was not designed so that substantially all of its activities involve or are conducted on behalf of IST or the Company. Under the Turnkey Agreement, IST performed subcontracting services on behalf of iASPEC, and iASPEC's activities were independent of IST's.

Mark P. Shuman
Division of Corporation Finance

August 12, 2009

(3)

Neither IST nor the Company provided any equity, subordinated debt or other forms of subordinated financial support to iASPEC based on an analysis of the fair values of the interests in the entity.

(4)

iASPEC's activities are not related to securitizations or other asset-backed financings or single-lessees leasing arrangements.

In addition, there were no parties considered to be acting as de facto agents or de facto principals. The Company was determined to not have a controlling financial interest, as thus was not considered to be the primary beneficiary.

In response to the Staff's specific questions:

  The business purpose and design of iASPEC: The business purpose and design of iASPEC is as described above.

  The nature of the variable interests: the variable interests in iASPEC are the interests of iASPEC's owners, Mr. Lin and Mr. Cai. The Turnkey Agreement did not result in a variable interest to the Company as it did not entitle the Company to iASPEC's expected residual returns, nor did it oblige the Company to absorb iASPEC's expected losses. The Turnkey Agreement provided that the Company would receive revenues actually received by iASPEC from servicing contracts involving certain iASPEC business.

  The terms of the Turnkey Agreement between Information Security Technology ("IST") and iASPEC providing for the distribution of revenues, including how revenues are defined: The Turnkey agreement provided for an exclusive subcontracting arrangement under which iASPEC, as master contractor and systems integrator with various licenses and permits, exclusively engaged IST as its subcontractor to provide iASPEC with outsourcing services (to the extent that those services did not violate any special governmental permits held by iASPEC and did not involve the improper transfer of any sensitive confidential governmental or other data). The Turnkey Agreement provided for a revenue sharing arrangement between iASPEC and IST where IST was to receive between 90% and 100% of the revenues actually received by iASPEC from servicing contracts involving any applicable iASPEC business. Revenues were not explicitly defined in the Turnkey Agreement. IST was obligated under the terms of the Turnkey Agreement to pay its own costs in providing these services and to pay iASPEC $180,000 per year throughout the term of the agreement.

  Clarify how revenues earned but not collected from customers, such as uncollectible receivables, was distributed among the parties: iASPEC did not have a history of significant uncollected receivables that needed to be distributed among the parties.

  Explain how the expenses related to iASPEC were paid since 100% or 90% of revenues received from the contracts were returned to IST: Because substantially all of the work related to the customer contracts was to be performed by IST, iASPEC incurred expenses only to the extent iASPEC participated in customer contract execution. Such participation was expected to be limited to (portions of) those contracts that iASPEC was unable to subcontract to iASPEC as this may have violated the special governmental permits held by iASPEC and may have involved the improper transfer of sensitive confidential governmental or other data IE the contracts were considered to be “restricted.” The upto 10% of revenues retained by iASPEC was expected to be sufficient to cover any such costs. As a practical matter, iASPEC's costs and expenses were paid directly from revenues prior to iASPEC's remittance of revenues to IST, and as a result, the cash amount remitted by iASPEC to IST was the net amount.

Mark P. Shuman
Division of Corporation Finance

August 12, 2009

  Explain how you accounted for the $180,000 annual fee that IST paid to iASPEC and describe the purpose of the annual fee: The annual fee was recorded as a management fee in operating expenses by the Company. The purpose of the annual fee was to reimburse iASPEC for the Turnkey Agreement. It was not a pass-through of costs or expenses, nor was it a reimbursement to iASPEC of expenses it incurred on behalf of IST.

  The identified decision maker for iASPEC and the fees paid to the decision maker: The decision makers for iASPEC were it's Board of Directors, which at the time the Turnkey agreement was executed, consisted of Mr. Lin and Mr. Cai. The Company did not pay any fees directly, or indirectly through iASPEC, to Mr. Lin or Mr. Cai; nor did the Company have any obligation to make any payments, including fees or salary, to Mr. Lin or Mr. Cai on behalf of iASPEC.

  The nature and amount of the Company's investment at risk in iASPEC: The Company does not have any equity investment at risk in iASPEC. As the Company did not provide any equity, subordinated debt or other forms of subordinated financial support to iASPEC based on an analysis of the fair values of the interest in the entity.

  Whether there is sufficient investment at risk to permit iASPEC to finance its activities without additional financial support: As a preexisting entity, iASPEC had sufficient investment at risk to finance its activities without additional support. Specifically, iASPEC reported net income of $1.8 million and $4.1 million for the year ended December 31, 2005 and the period from January 1, 2006 to October 8, 2006, respectively, and at December 31, 2005 and October 8, 2006 had stockholders' equity of $5.1 million and $9.5 million, respectively. The capital contributed to iASPEC by its owners was sufficient to finance its operations and it had no other third party financing. The Turnkey Agreement did not impose any obligation on the Company to fund working capital or to provide financing to iASPEC, nor was the Company required to make a capital contribution to iASPEC. In addition, the Company had no obligation to fund iASPEC's losses under the Turnkey Agreement.

  The distribution of voting rights and control among the parties involved: Voting rights and control remained with iASPECs owners and Board of Directors who continued to make decisions about iASPEC's operations. Neither the Company nor its representatives became members of iASPEC's Board as a result of the Turnkey Agreement. However, the Turnkey Agreement did require iASPEC to confer with IST concerning matters of a material nature.

  The economic risks and rewards of the parties involved: The Company's economic risks were limited to the $180,000 annual fee payable under the Turnkey Agreement. iASPEC's owners retained the obligation to absorb iASPEC's losses under the Turnkey Agreement; they did not receive a guaranteed return on their investment in iASPEC from the Company, nor was their rate of return limited to a specified maximum amount.

  How you considered related parties: When the Turnkey Agreement was executed, Mr. Lin owned approximately 79% of the Company and was its Chairman and Chief Executive Officer. Mr. Lin also owned 60% of iASPEC and was a member of its Board of Director. Because the Turnkey Agreement did not result in iASPEC becoming the Company's variable interest, the Company was not required to treat Mr. Lin's variable interests as its own for the purposes of determining the primary beneficiary in accordance with paragraph 15 of FIN 46 (R).

  Whether there are any parties acting as defacto agents or defacto principals: As outlined above, no parties acted as de facto agents or de facto principals as the Turnkey Agreement did not result in iASPEC becoming the Company's variable interest.

  The party most closely associated with iASPEC: The party most closely related with iASPEC was Mr. Lin as the 60% shareholder of iASPEC at the time of the execution of the Turnkey Agreement.

Mark P. Shuman
Division of Corporation Finance

August 12, 2009

  The party that was the primary beneficiary of iASPEC: As the party most closely associated with iASPEC, its shareholder group, consisting of Mr. Lin and Mr. Cai, was considered to be the primary beneficiary of iASPEC.

Note 5. Short-Term Investments, page F-20

8.

We note your disclosure that the sale of the equity securities received in exchange for equity-linked notes (“ELNs”) did not result in the company sustaining a loss due to the guarantee provided by Mr. Lin. Please tell us the following regarding these investments and the related guarantee:

  explain why Mr. Lin provided the guarantee for the ELNs;

  whether Mr. Lin's guarantee explicitly covers losses incurred related to the equity securities received in exchange for ELNs;

  the estimated fair value of the equity securities received at the time of the exchange for two of the ELNs;

  how you recorded any differences in the carrying value of the ELNs and the equity securities received in the December 28, 2007 exchange;

  how you classified and accounted for the equity securities received in exchange for two of the ELNs;

  the amount of the unrealized gains/losses on the equity securities at December 31, 2007;

  how you reported changes in fair value of the equity securities at December 31, 2007;

  if you netted any unrealized losses of the equity securities with the estimated value attributable to the guarantee provided by Mr. Lin, describe for us your basis for such presentation, including the specific accounting literature upon which you relied; and

  your basis, including the specific accounting literature upon which you relied, for netting the loss realized on the sale of the two equity securities with the guarantee proceeds received from Mr. Lin associated with the March 25, 2008 sale transaction. In this regard, we note that the cash received from Mr. Lin appears in substance to be a capital contribution from a majority shareholder.

Response: As discussed in Note 5 to the Company's consolidated financial statements, in November 2007, the Company bought three equity-linked notes (“ELNs”), for approximately $22,654,600. The ELNs were linked to three marketable equity securities traded on a Hong Kong Stock Exchange. The market price of the underlying securities approximated the cost of the ELNs at the date of investment. Prior to its approval of the investment in the ELNs, the Company's Board of Directors required a put option to be obtained that would guarantee that the minimum return on the investment would be its original cost. Because the Company was in a position to make an immediate investment, Mr. Lin provided the put option to the Company, obviating the necessity for the Company to source a put option in the marketplace. Accordingly the investment in the ELNs was predicated upon Mr. Lin's guarantee, and the investment and the guarantee were considered to be one transaction.

Mark P. Shuman
Division of Corporation Finance

August 12, 2009

The Company considered SFAS 115 and SFAS 133 in connection with the transaction. SFAS 115 was considered because the equities underlying the ELNs were traded on the Hong Kong Stock Exchange. SFAS 133 was considered because the guarantee was considered to be similar to a put option received by the Company from Mr. Lin. On December 28, 2007, the three ELNs were settled. One of the ELNs (with a carrying value of $7,571,000) was settled for cash of $7,687,000 and the other two ELNs (with a carrying value of $15,083,000) were settled in exchange for the underlying marketable equity securities with a fair value of $14,441,000 (and such fair value was the same on December 31, 2007). The value of the assets received by the Company was approximately $526,000 less than the recorded carrying amounts of the ELNs. The fair value of the put option was estimated to be an asset of approximately $526,000. Paragraph 13 of SFAS 115 requires that unrealized holding gains and losses on trading securities shall be included in earnings. Paragraph 44C (b) of SFAS 133 requires disclosure of the location and the amount of gains or losses reported in the statement of financial performance. Because the investment was predicated upon the guarantee and they were in substance considered to be one transaction, the Company concluded that offsetting the change in fair values of the ELNs and the guarantee (which netted to zero) complied with SFAS 115 and SFAS 133.

The Company also considered SEC SAB Topic 5T in connection with the transaction. Because Mr. Lin provided the guarantee at inception of the investment as outlined above, and as performance under the guarantee did not constitute payment of a Company expense or an extinguishment of debt, performance under the guarantee was not considered to be a capital contribution.

Item 9A. Controls and Procedures

(b) Management's Report on Internal Control Over Financial Resorting, page 43

9.	Please describe for us in more detail the specific issues or errors that led you and your auditors to conclude you had material weaknesses in financial reporting at December 31, 2008.

Response: On March 14, 2009, the Company's auditors advised the Company that there were inadequacies in the Company's internal control policies and procedures relating to the conversion of the Company's PRC GAAP maintained financial records to US GAAP financial statements, including the following:

  Goodwill and long-lived assets impairment assessment – Ineffective controls to ensure that the appropriateness of valuation methods was adequately evaluated and any significant assumptions used were properly supported and documented as required by SFAS No. 142

  Statement of Cash Flows – Ineffective control to ensure that the Statement of Cash Flows was prepared in accordance with US GAAP

Mark P. Shuman
Division of Corporation Finance

August 12, 2009

  Income taxes – Ineffective controls over accounting for income taxes, including the determination of deferred income tax assets and liabilities, and a lack of effective controls to review and monitor the accuracy of the components of income tax accounts

  Documentation of significant transactions – Inadequate documentation regarding the appropriate application of US GAAP to significant transactions, including matters related to accounting for acquisitions and additions to revenue recognition documentation

  Insufficient Finance Department Resources – Finance department turnover and staffing in 2008 limited the Company's ability to complete timely and adequate reviews of US GAAP financial information and to maintain sufficient finance personnel with an appropriate level of knowledge, experience and training in the application of US GAAP.

As disclosed in Item 9A of the Form 10-K, our management believes that the material weaknesses identified above were the direct result of our changes in both junior and senior accounting personnel during the 2008 period and our lack of audit committee oversight during a part of this period, prior to the establishment of an independent audit committee. We have taken the measures disclosed in the Form 10-K and plan to continue taking measures to remediate these material weaknesses as soon as practicable.

As stated elsewhere herein, we do not believe that the costs of remediation for the above material weaknesses will have a material effect on the our financial position, cash flows, or results of operations and that we expect to implement these corrective measures by the end of fiscal year 2009.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Item 1. Financial Statements

Notes to the Condensed Consolidated Financial Statements (unaudited)

Note 2. Summary of Significant Accounting Policies

(c) Revenue Recognition. page 11

10.

We note your general disclosure that revenues from products are recognized only when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collectability is reasonably assured. Please tell us how you considered providing a more comprehensive description of your revenue recognition policies for each type of arrangement into which you enter (e-g- hardware, software, system integration services), including consideration of the following:

  how you meet each of the four revenue recognition criteria;

Mark P. Shuman
Division of Corporation Finance

August 12, 2009

  how your recognition of revenue is impacted by any post-shipment obligations, such as customer acceptance (stated or implicit), product returns or exchanges, etc. For example, we note that on page 21 of your most recent Form 10-K, you appear to indicate that your software arrangements include the ability to return products;

  the typical contract period; and

  the typical billing and payment terms, including whether you offer extended payment terms, and how such terms impact your revenue recognition. In this regard, we note your statement on page 28 that appears to indicate you have offered extended payment terms to customers in the past.

Response: The Company meets each of the four revenue recognition criteria as follows:

  Persuasive evidence that an arrangement exists: The Company uses written contracts to evidence its agreements with customers, signed by both the Company and its customers.

  Delivery has occurred or services have been rendered: For hardware and software sales, revenue is recognized upon delivery and customer acceptance. Software development and system integration services are sold together with hardware and/or software products. The service-related revenue is accounted for in accordance with SOP 97-2, Software Revenue Recognition, and SOP 81-1, Accounting for Long-term Construction Type Contracts.

  The price is fixed or determinable: The terms of the contracts provide for a fixed price, and the Company normally does not provide for extended payment terms (in excess of one year).

  Collectability is reasonably assured: The Company assesses the credit worthiness of its customers to ensure that collectability is reasonable assured. Many customers are local and central PRC Government agencies, which have a good credit history. For most new customers, and many continuing customers, the Company collects partial payments prior to the sale.

Product sales revenue is only recognized after customer acceptance. Pursuant to the terms of our sales contracts, there are no rights of return after customer acceptance. This is because our software is customized based on customer requests. Customers do have a limited right of return which allows them to return non-conforming products after acceptance. However, historically such returns of non-conforming products have been immaterial (1%). In cases where returns are based on software issues, products can be revised, upgraded or expanded to suit additional customer needs, and in cases where nonconformity is a result of integrated hardware, we are usually able to return such hardware to the original vendor for replacement. In the future we will revise our disclosure in the referenced risk factor to merely reflect that if our software is not free of errors, this could result in fewer sales and damage to our reputation and an increase in service and warranty costs, which would adversely affect our business.

Mark P. Shuman
Division of Corporation Finance

August 12, 2009

The typical contract period for projects is less than 6 months. The typical contract period for Post Contract Support (PCS) contracts is 12 months. There is no period specified for our hardware and customized software sales.

For product sales, the customer is billed after customer acceptance is received. For project sales, the customer is billed in accordance with contract terms. The Company typically requires partial payment upon signing the contract, partial payment due at the delivery and acceptance date, and remainder of the contract price within a stated period of time, usually within 12 months.

The Company does not offer extended payment terms to customers. However, at times, the Company enters into contracts in which a percentage of the total contract price (typically 3% to 15%) is due one to three years after the completion of the project. Revenue is recognized on this amount only upon completion of the term specified in the contract, and when the Company determines that collectability is reasonably assured.

The Company will make any necessary disclosures regarding the foregoing in future filings.

As outlined above, we have addressed each of the specific questions of the staff. Overall, we believe that the description of our revenue recognition disclosure is appropriate for each type of arrangement into which we enter. However, in consideration of the staff's comment, we will expand the revenue recognition disclosure in our next Annual Report to specifically address each type of arrangement.

11.

You indicate that when services are essential to the functionality of your software, you apply the provisions of SOP 81-1. However, your revenue recognition policy does not appear to address arrangements where the services are not essential to the functionality of your software. Please clarify whether you offer arrangements that involve only the sale of software or multiple element arrangements that include both software and services in which the services are not essential to the functionality of the software. If so, please tell us how your revenue recognition policy addresses such arrangements, and describe to us the nature of any services not considered essential to the functionality of the software.

Response: The Company does provide services that are not essential to the functionality of the Company's products. These services typically include hardware or software training and phone support. Such non-essential services are generally provided within one year after the sale is completed.

We consider the non-essential services to be post-contract customer support, or PCS, and account for these services in accordance with SOP 97-2 (See our response to Part B, Comment 13 below). The Company will make any necessary disclosures regarding the foregoing in future filings.

12.

You indicate that fixed price contracts that provide for system integration services are accounted for under SOP 81-1. Please clarify for us the elements in your typical system integration services contracts and why it is appropriate to account for these arrangements under SOP 81-1. In this regard; we note your disclosure appears to imply such arrangements include only the provision of services, and Footnote 1 of SOP 81-1 clearly indicates it is not intended to apply to service transactions.

Mark P. Shuman
Division of Corporation Finance

August 12, 2009

Response: We sell hardware and/or internally developed software with our system integration service. The elements in our typical system integration service contracts are software development and hardware integration.

The software development and hardware integration aspects of contracts involve more than minor modifications to the functionality of the products. As such, we account for these transactions in accordance with paragraphs 74-91 of SOP 97-2. We also referred to the examples in the SOP, specifically “Multiple Element Arrangements-Products and Services - Example 2,” which states that contracts where the vendor agrees to make more than minor modifications to the functionality of the product to meet the needs as defined by the user, the contract should be accounted for based on the guidance for contract accounting of SOP 81-1 (as discussed is paragraph 74-81).

The Company will make any necessary disclosures regarding the foregoing in future filings.

13.

We note your statement on page 25 that your revenues are generated from your integrated hardware and software products and through related support services. Please clarify for us the nature of your support services, whether such services are bundled with other elements in your sales arrangements, and, if so, when such services are provided relative to other elements in your sales arrangements. Finally, tell us how the provision of support services impacts your revenue recognition, and how your revenue recognition policy addresses these services.

Response: Our support services typically consist of phone support and training in the use of our software. These services are bundled with other elements in sales arrangements and are provided within one year after the sale is completed. We consider these services to be PCS pursuant to SOP 97-2.

SOP 97-2 provides that if vendor-specific objective evidence, or VSOE, does not exist for PCS, the entire contract fee should be recognized over the 12 month period during which the customer is entitled to the support and training service. The exception to this rule is described in paragraph 59, which states that PCS revenues may be recognized together with the initial licensing fee on delivery of the software if ALL of the following criteria are met:

a.	The PCS fee is included with the license fee

b.	The PCS is for one year or less

c.	The estimated cost of providing the PCS during the arrangement is insignificant

d.	Unspecified upgrades/enhancements offered during PCS arrangements historically have been and are expected to continue to be minimal and infrequent.

Mark P. Shuman
Division of Corporation Finance

August 12, 2009

All of the criteria outlined above are met for our PCS; therefore the Company recognizes the PCS revenue together with the initial licensing fee after delivery and acceptance of the software product.

The Company will make any necessary disclosures regarding the foregoing in future filings.

Note 3. Earnings Per Share

14.	We note your reconciliation of the denominator of your diluted earnings per share calculation aggregates all dilutive securities. Please tell us how you considered paragraph 40(a) of SFAS 128.

Response: The disclosure of the reconciliation required by paragraph 40(a) of SFAS 128 was inadvertently omitted from the March 31, 2009 Form 10-Q. We will ensure that such reconciliation will be included in future filings where applicable.

[Remainder of Page Left Blank Intentionally]

Mark P. Shuman
Division of Corporation Finance

August 12, 2009

     If you would like to discuss our response, the Amendment or any other matters regarding CIST, please contact Dawn M. Bernd-Schulz, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8345.

Sincerely,

CHINA INFORMATION SECURITY TECHNOLOGY, INC.

By: /s/Jiang Huai Lin
Jiang Huai Lin
President and Chief Executive Officer